                                                                                                   File No.  0 - 20752

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of

The Securities Exchange Act of 1934

For the Month of July 2002

HIBERNIA FOODS PLC

68 Merrion Square, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  xx           Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      No xx

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RECENT EVENTS

Hibernia Foods plc, an Irish company, has issued press releases in which it announced the summary results (unaudited) for its fiscal year and quarter ended March  31, 2002  and  the summary results (unaudited) for its fiscal quarter ended June 30, 2002. Extracts of  such summary results are set forth on Exhibits 1 and 2, respectively, of this report.

Hibernia intends to file its annual report on Form 20-F for its 2002 fiscal year shortly, which will contain audited consolidated financial statements.

Hibernia is a foreign private issuer, as that term is defined in Section 3b-4 of the Securities Exchange Act of 1934, and is not required to file quarterly financial statements on Form 10-Q

******

This report, filed under Section 13(a) of the Securities  Exchange Act of 1934, is incorporated by reference into the several registration statements of Hibernia Foods plc which are currently effective under the Securities Act of 1933, and is deemed to be included in and a part of the prospectuses included in such registration statements

******

This report contains forward-looking statements regarding the Company’s future performance.  These forward-looking statements are based on management’s views and assumptions, and involve risks, uncertainties and other important factors, certain of which are beyond the Company’s control, that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These include, but are not limited to, sales, earnings and volume growth, competitive conditions, production costs, currency valuations, achieving cost savings and working capital and debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives and other factors described in “Risk Factors” in the Company’s Form 20-F for the fiscal year ended March 31, 2001, as updated from time to time by the Company in its subsequent filings with the Securities and Exchange Commission.  The Company specifically disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

EXHIBITS

Exh.                                       Description                                      Seq. Page No.

1.           Unaudited summary results for fiscal year ended                      4

  March 31,  2002.

 2.            Unaudited summary results for quarter ended                            8

  June 30,  2002.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         Hibernia Foods PLC

                                                                                (Registrant)

                                                                         By: _/s/Colm Delves

                                                                                    Colm Delves

                                                                               (Principal Financial

                                                                            and Accounting Officer

                                                                                    and Director)

Date:   July 31, 2002

Exhibit 1

Dublin, August 1, 2002... Hibernia Foods plc {NASDAQ: HIBNY} (the “Company”) today announced its results for its fiscal year and fourth quarter ended March 31, 2002.

Sales for the fiscal year were €201.3 million ($175.5 million), an increase of 53% compared to sales of  €131.7 million ($114.8 million) for fiscal 2001. The distribution of sales by segment was as follows :

	2002[1]	2002	2001
	US$000s	€000s	€000s
Frozen Desserts	110,162	126,375	75,878
Frozen Ready Meals	28,309	32,475	35,089
Entenmann’s Brand Cakes	20,198	23,172	20,517
Private Label Chilled Desserts	16,708	19,168	-
Miscellaneous	97	111	260
	175,474	201,301	131,744

The 67% growth in frozen desserts revenues is attributable to the acquisition of Sara Lee Bakeries UK Limited in June 2001. Hibernia now has the number one position in both branded and private label retail desserts in the UK, and its share of the total UK retail frozen desserts market is approaching 40%.

Sales of frozen ready-meals were 7% lower than the previous fiscal, principally due to a deliberate strategy to reduce the level of branded promotional activity, and thereby increase gross margins.

Entenmann’s branded products continued their impressive growth trend, with 13% year on year revenue growth.

Private label chilled dessert revenues relate to the La Boheme business acquired at the beginning of the fiscal year.

Gross Margins showed a significant 68% increase compared with the previous fiscal year as they moved from 8.95% to 15.05%.This increase is principally attributable to the improved frozen dessert product mix following the acquisition of Sara Lee.

The Operating loss for the year was €7.8 million ($6.8 million) or 3.9% of sales. The operating loss for the previous fiscal at €12.3 million ($10.7 million) was €4.5 million ($3.9 million) higher and represented 9.3% of sales.

Interest and other charges at €5.8 million ($5.0 million) were broadly consistent with the previous fiscal year’s comparable charge of €5.6 million ($4.9 million), despite the increase in activities.

Included in the fiscal 2002 results is a once off, non-cash charge of €999,000 ($871,000) in relation to the exercise of Class E and F warrants, and represents the difference between the adjusted exercise price and the market value on the date of exercise.

The net loss per share was €0.68 ($0.59) compared to a net loss per share before extraordinary item of €0.98 ($0.85), in the previous fiscal year.

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations for the Quarter Ended March 31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
Product revenue	40,971	47,001	31,891
Cost of products sold	(34,805)	(39,927)	(29,037)
Gross Profit	6,166	7,074	2,854
Operating expenses	(11,295)	(12,957)	(8,036)
Restructuring & impairment charge	-	-	(2,442)
Operating loss	(5,129)	(5,883)	(7,624)
Interest, foreign exchange and other charges	(1,258)	(1,444)	(570)
Beneficial conversion feature of warrants	(871)	(999)	-
Extraordinary item	-	-	(670)
Net loss	(7,258)	(8,326)	(8,864)

Profit/(Loss) per Share Data for the Quarter Ended March  31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
Basic Profit/(Loss) per Share	(0.31)	(0.36)	(0.46)
Weighted Average Number of Ordinary Shares Outstanding (‘000s)	23,103	23,103	19,449

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Balance Sheets as of March 31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
ASSETS
Cash and equivalents	378	434	395
Trade receivables	24,926	28,594	21,575
Inventories	27,601	31,664	21,789
Prepayments and other receivables	5,597	6,420	4,556
Total Current Assets	58,502	67,112	48,315
Property, Plant & Equipment	55,485	63,652	47,691
Intangible assets	7,232	8,297	6,045
Total Assets	121,219	139,061	102,051
LIABILITIES AND EQUITY
Accounts payable	26,385	30,268	22,533
Accrued liabilities	26,475	30,371	12,730
Short-term borrowings	23,261	26,685	38,850
Total Current Liabilities	76,121	87,324	74,113
Capital Lease obligations (excl. current)	829	951	1,324
Convertible Loan Notes	13,541	15,534	-
Long Term Borrowings	18,658	21,405	7,031
Total Liabilities	109,149	125,214	82,468
Minority interests	125	143	3,526
Ordinary Shares issued with Guarantee	2,730	3,132	3,351
Shareholders’ Equity	9,215	10,572	12,706
Total Liabilities and shareholders’ equity	121,219	139,061	102,051

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations for the Year Ended March 31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
Product revenue	175,474	201,301	131,744
Cost of products sold	(145,093)	(166,449)	(113,582)
Gross Profit	30,381	34,852	18,162
Operating expenses	(37,163)	(42,633)	(27,916)
Restructuring & impairment charge	-	-	(2,442)
Operating loss	(6,782)	(7,781)	(12,286)
Interest and other charges	(5,215)	(5,777)	(5,609)
Beneficial conversion feature of warrants	(871)	(999)	-
Foreign exchange (loss) / gain	(179)	(205)	966
Extraordinary item	-	-	(5,418)
Net loss	(12,868)	(14,762)	(22,347)

Loss per Share Data for the Fiscal Year Ended March 31,

	2002[1]	2002	2001
	US$000s	€000s	€000s
Basic and Diluted (Loss) per Share before Extraordinary Item	(0.59)	(0.68)	(0.98)
Basic and Diluted (Loss) per Share after Extraordinary Item	(0.59)	(0.68)	(1.30)
Weighted Average Number of Ordinary Shares Outstanding (‘000s)	21,872	21,872	17,321

1

The summary financial information above is expressed in US Dollars, solely for convenience, at the    US Dollar rate of exchange against the Euro at March 31, 2002 of €1.00 = US$0.8717

The fiscal 2002 quarterly and year to date summary income statements and balance sheet and fiscal 2001 comparative figures are presented in Euros (€).  The Euro amounts have been arrived at by converting the underlying Irish Pound (IR£) figures at the fixed conversion rate of Euro1=IR£0.787564.  The use of the Euro (€) has no effect on the trend (relatives of the comparative figures) for the periods presented.

Exhibit 2

Dublin, August 1, 2002... Hibernia Foods plc {NASDAQ: HIBNY} (the “Company”) today announced its results for its first quarter of fiscal 2003, being the quarter ended June 30, 2002.

Sales for the quarter were €45.1 million ($44.7 million), an increase of 12% compared to sales of  €40.1 million ($39.8 million) for first quarter in fiscal 2002.

The growth in sales was principally attributable to the inclusion of a full quarter’s revenues from the Sara Lee business acquired in June 2001 compared to one month’s revenues in the previous fiscal, together with a significant 20% year on year increase in the sale of private label chilled desserts. Consistent with our previously stated strategy of replacing low margin ready-meals revenues, the ready-meals division experienced an expected year on year decline in revenues, however it is expected that this division will return to growth in the second half of the current fiscal and will have much improved  gross margins.

Gross margins represented 13.5% of sales for the first quarter in fiscal 2003, compared with 8.9% of sales in the first quarter in fiscal 2002, an increase of 52% in percentage terms.

The Operating loss for the quarter was €2.4 million ($2.4 million) or 5.3% of sales compared with an operating loss for the first quarter in the previous fiscal year of €4.7 million ($4.6 million) or 11.6% of sales, representing a decrease in operating losses of €2.3 million ($2.3 million), or 49%.

Interest and other charges amounted to €938,000 ($931,000) compared with €1.4 million ($1.4 million) for the same quarter in the previous fiscal year. The decrease in interest and other charges arose as a result of lower interest rates applied to the Company’s borrowings during the first quarter of fiscal 2003 compared with the same quarter in the previous fiscal year, and an unrealised foreign exchange gain of €347,000 ($344,000) recognised in the first quarter of fiscal 2002 in relation to certain borrowings.

Earnings before interest, taxation, depreciation and amortization amounted to €506,000 ($502,000) negative for the first quarter of fiscal 2003 compared with €3 million ($3 million) negative for the first quarter of the prior fiscal year, representing an improvement in EBITDA of €2.5 million ($2.5 million).

The basic and diluted net loss per share amounted to €0.13 ($0.13) compared to a basic and diluted net loss per share of €0.30 ($0.30), in the first quarter in the previous fiscal year, representing a decrease in net loss per share of 57%.

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations for the Quarter Ended June 30,

	20021	2002	2001
	US$000s	€000s	€000s
Product revenue	44,704	45,060	40,072
Cost of products sold	(38,687)	(38,995)	(36,486)
Gross Profit	6,017	6,065	3,586
Operating expenses	(8,370)	(8,437)	(8,242)
Operating loss	(2,353)	(2,372)	(4,656)
Interest, foreign exchange and other charges	(931)	(938)	(1,427)
Net loss	(3,284)	(3,310)	(6,083)
EBITDA	(502)	(506)	(3,002)

Loss per Share Data for the Quarter Ended June 30,

	20021	2002	2001
	US$000s	€000s	€000s
Basic and Diluted Loss per Share	(0.13)	(0.13)	(0.30)
Weighted Average Number of Ordinary Shares Outstanding (‘000s)	24,572	24,572	20,190

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HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Balance Sheets as of June 30,

	20021	2002	2001
	US$000s	€000s	€000s
ASSETS
Cash and equivalents	1,886	1,901	4,133
Trade receivables	29,383	29,617	34,362
Inventories	25,711	25,915	24,608
Prepayments and other receivables	8,611	8,680	4,963
Total Current Assets	65,591	66,113	68,066
Property, Plant & Equipment	58,060	58,522	63,181
Intangible assets	7,854	7,917	6,507
Total Assets	131,505	132,552	137,754
LIABILITIES AND EQUITY
Accounts payable	27,363	27,582	30,240
Accrued liabilities	29,306	29,539	27,487
Short-term borrowings	23,414	23,601	27,911
Total Current Liabilities	80,083	80,722	85,638
Capital Lease obligations (excl. current)	707	712	1,677
Convertible Loan Notes	14,487	14,602	14,504
Long Term Borrowings	19,226	19,379	20,612
Total Liabilities	114,503	115,415	122,431
Minority interests	142	143	143
Ordinary Shares issued with Guarantee	3,108	3,132	3,350
Shareholders’ Equity	13,752	13,862	11,830
Total Liabilities and shareholders’ equity	131,505	132,552	137,754

2  The summary financial information above is expressed in US Dollars, solely for convenience, at the US Dollar rate of exchange against the Euro at June 30, 2002 of €1.00 = US$0.9921

The fiscal 2002 quarterly and year to date summary income statements and balance sheet and fiscal 2001 comparative figures are presented in Euros (€).  The Euro amounts have been arrived at by converting the underlying Irish Pound (IR£) figures at the fixed conversion rate of Euro1=IR£0.787564.  The use of the Euro (€) has no effect on the trend (relatives of the comparative figures) for the periods presented.

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